

August 17, 2022

David Wyshner
Chief Financial Officer
Kyndryl Holdings, Inc.
One Vanderbilt Avenue, 15th Floor
New York, New York 10017

   Re: Kyndryl Holdings, Inc.
   Registration Statement on Form S-4
   Filed August 9, 2022
   File No. 333-266706

Dear Mr. Wyshner:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Technology

cc: Evan Barth